Exhibit (a)(5)(N)
PRESS RELEASE
For Information Contact:
Henry Scaramelli
Chief Financial Officer
Datascope Corp.
(201) 307-5435
www.datascope.com
FOR IMMEDIATE RELEASE:
Getinge AB and Datascope Corp. Merger
Approved by U.S. Federal Trade Commission
Transaction Scheduled to Close January 30, 2009
     MONTVALE, NJ, January 29, 2009 — Getinge AB (STO: GETIB) (“Getinge”) and Datascope Corp. (NASDAQ: DSCP) (“Datascope”) today announced that they have received antitrust approval from the U.S. Federal Trade Commission for their proposed merger.
The Commission has approved an agreement containing consent order that Getinge and Datascope entered into with the FTC staff on January 15, 2009 and has granted early termination of the waiting period under the Hart-Scott-Rodino (HSR) Antitrust Improvements Act of 1976. Under the consent order, the combined company will be required to divest Datascope’s endoscopic vessel harvesting product line. As previously announced, Datascope has entered into an agreement to sell its endoscopic vessel harvesting product line to Sorin Group pending the closing of the acquisition of Datascope by Getinge.
Getinge is now free under both European and U.S. antitrust laws to close the transaction with Datascope. Getinge intends to accept for payment shares validly tendered at the expiration of the tender offer at 12:00 midnight, New York City time, at the end of January 29, 2009, and expects to close the transaction on January 30, 2009.
About Getinge AB
Getinge is a leading global provider of equipment and systems that contribute to quality enhancement and cost efficiency within healthcare and life sciences. Equipment, service and technologies are supplied under the brands ArjoHuntleigh for patient handling and hygiene, disinfection, DVT prevention, medical beds, therapeutic surfaces and diagnostics, GETINGE for infection control and prevention within healthcare and life science and MAQUET for surgical workplaces, cardiopulmonary and critical care. For news releases, webcasts and other information about Getinge, please visit Getinge’s website, http://www.getingegroup.com.
About Datascope Corp.
Datascope is the global leader of intra-aortic balloon counterpulsation and a diversified medical device company that develops, manufactures and markets proprietary products for clinical health care markets in interventional cardiology, cardiovascular and vascular surgery and critical care. The Company’s products are sold throughout the world through direct sales representatives and independent distributors. Founded in 1964, Datascope is headquartered in Montvale, New Jersey. For news releases, webcasts and other information about Datascope, please visit Datascope’s website, http://www.datascope.com.
Notice to Investors
This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer statement being filed with the SEC on Schedule TO (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/ recommendation statement being filed with the SEC on Schedule 14D-9 contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to Datascope’s security holders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s Web site: www.sec.gov.
Cautionary Note Regarding Forward-Looking Statements
This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not historical facts, but instead represent beliefs regarding future events. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual results due to a variety of factors.
Forward-looking statements involve inherent risks and uncertainties. Information regarding these risks and uncertainties is included in public documents for Datascope filed with the Securities and Exchange Commission. Datascope does not undertake any obligation to update any forward-looking statement, except as required under applicable law.